

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2011

Mr. Thomas K. Sterner
Chairman and Chief Executive Officer
Fraternity Community Bancorp, Inc.
764 Washington Boulevard
Baltimore, Maryland 21230

Re: Fraternity Community Bancorp, Inc.
    Registration Statement on Form S-1
    Amendment Number 5
    Filed February 7, 2011
    File number 333-170215

Dear Mr. Sterner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements, page F-2

1. Please note the updating requirements for the financial statements and related disclosures pursuant to Rules 3-12 of Regulation S-X.

Exhibit 23

2. Provide a current consent of the independent accountant in any amendment.

Mr. Thomas K. Sterner
Chairman and Chief Executive Officer
Fraternity Community Bancorp, Inc.
February 7, 2011
Page 2

You may contact Babette Cooper at 202-551-3396 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or Michael Clampitt at 202-551-3434 with any other questions.

Sincerely,

John Nolan
Senior Assistant Chief Accountant

By FAX to: Joel E. Rappoport
FAX number 202-204-5620